                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                          ----------------------------
                           GERBER CHILDRENSWEAR, INC.
                       (Name of Subject Company (issuer))

                                  CRADLE, INC.,
                  a wholly-owned subsidiary of Kellwood Company
                                       and
                                KELLWOOD COMPANY
                       (Name of Filing Persons (offeror))

                     Common Stock, Par Value $0.01 Per Share

                 Class B Common Stock, Par Value $0.01 Per Share
                         (Title of Classes of Securities)
                                    373701101
                                 (Common Stock)
                      (CUSIP Number of Class of Securities)
                                  Hal J. Upbin
                            Chairman, President & CEO
                                Kellwood Company
                              600 Kellwood Parkway
                               St. Louis, MO 63017
                                 (314) 576-3100

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

            Thomas H. Pollihan                      Frederick W. Axley, P.C.
   Senior Vice President, Secretary and              McDermott, Will & Emery
             General Counsel                         227 West Monroe Street
             Kellwood Company                        Chicago, Illinois 60606
           600 Kellwood Parkway                          (312) 372-2000
           St. Louis, MO 63017
              (314) 576-3100

                           ----------------------------

                            CALCULATION OF FILING FEE
================================================================================
     Transaction Valuation*                      Amount of Filing Fee
--------------------------------------------------------------------------------
           $133,521,590.50                               $12,283.99
            --------------                                ---------
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only, based on the product (a) $6.74, the average of the high and low sales price per share of the common stock, par value $0.01 per share, of Gerber Childrenswear, Inc. on the New York Stock Exchange on May 20, 2002, and (b) 19,810,325 representing the aggregate number of shares of all classes of common stock of Gerber Childrenswear, Inc. outstanding at the close of business on May 20, 2002. The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $92 per million dollars of transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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Amount Previously Paid:      $6,070.81          Filing Party:   Kellwood Company
Form or Registration No.:    Form S-4           Date Filed:     May 23, 2002
[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which this statement relates:

      [x]    third party tender offer           [ ]    going-private transaction
             subject to Rule 14d-1                     subject to Rule 13e-3

      [ ]    issuer tender offer                [ ]    amendment to Schedule 13D
             subject to Rule 13e-4                     under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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         This Tender Offer Statement on Schedule TO is filed by Cradle, Inc.
("Cradle") a Delaware corporation, and Kellwood Company, a Delaware corporation ("Kellwood"), of which Cradle is a wholly owned subsidiary. This statement relates to the third party tender offer by Cradle to purchase all of the issued and outstanding shares of (i) Common Stock, par value $0.01 per share, of Gerber Childrenswear, Inc., a Delaware corporation ("Gerber"), and (ii) Class B Common Stock, par value $0.01 per share, of Gerber, for consideration consisting of a combination of cash and Kellwood common stock, par value $.01 per share, with a value of $6.85 per share, comprised of at least $3.42 in cash, net without interest, and up to $3.43 in value of shares of Kellwood Common Stock (together with the associated preferred stock purchase rights), calculated as set forth in the Preliminary Prospectus dated May 23, 2002 (the "Preliminary
Prospectus") and in the related Letter of Transmittal (the "Letter of Transmittal", which, together with the Prospectus, as each may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Items 1 through 11.

         As permitted by General Instruction F to Schedule TO, all of the information in the Preliminary Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer filed with the Securities and Exchange Commission after the date hereof, is hereby incorporated by reference in answer to Items 1 through 11 of this Statement, except as otherwise set forth below.

Item 12.       Exhibits.

        (a)(1)(i)   Preliminary Prospectus, dated May 23, 2002
                    (incorporated herein by reference to Kellwood Company's Registration Statement on Form S-4 filed on May 23, 2002).

        (a)(1)(ii) Letter of Transmittal, dated May 24, 2002 (incorporated by reference from Exhibit 99.2 to Kellwood Company's Registration Statement on Form S-4, filed on May 23, 2002).

        (a)(1)(iii) Notice of Guaranteed Delivery, dated May 24, 2002
                    (incorporated by reference from Exhibit 99.3 to Kellwood Company's Registration Statement on Form S-4, filed on May 23, 2002).

        (a)(2)      None
        (a)(3)      Not Applicable.
        (a)(4)      See (a)(1)(i) above.
        (a)(5)(i) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 24, 2002 (incorporated by reference from Exhibit 99.4 to Kellwood Company's Registration Statement on Form S-4, filed on May 23, 2002).

        (a)(5)(ii) Letter to Clients, dated May 24, 2002 (incorporated by reference from Exhibit 99.5 to Kellwood Company's Registration Statement on Form S-4, filed on May 23, 2002).

        (a)(5)(iii) Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9, dated May 24, 2002 (incorporated by reference from Exhibit 99.6 to Kellwood Company's Registration Statement on Form S-4, filed on May 23, 2002).

        (a)(5)(iv)  Press release issued by Kellwood Company on May 24, 2002.

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        (b)         None.
        (c)         Not Applicable.
        (d)(1) Agreement and Plan of Merger, dated as of May 15, 2002, by and among Cradle, Kellwood and Gerber (incorporated by reference from Exhibit 2.2 to Kellwood Company's Current Report on Form 8-K, filed on May 16, 2002).
        (d)(2) Voting and Tender Agreement, dated as of May 15, 2002, by and among Kellwood, Citicorp Venture Capital, Ltd, CCT Partners III, L.P., and Citicorp Mezzanine Partners, L.P. (incorporated by reference from Exhibit 2.2 to Kellwood Company's Current Report on Form 8-K, filed on May 16,
                    2002).
        (e)         Not Applicable.
        (f)         Not Applicable.
        (g)         None.
        (h)(1) Form of opinion of McDermott, Will & Emery regarding qualifications of offer and merger as a tax-free reorganization. (To be filed by amendment.)
        (h)(2) Form of opinion of Kirkland & Ellis regarding qualifications of offer and merger as a tax-free reorganization. (To be filed by amendment.)

Item 13.       Information Required by Schedule 13E-3.

         Not applicable.

         SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  KELLWOOD COMPANY


                                  By: /s/ Hal J. Upbin
                                     -------------------------------------------
                                     Hal J. Upbin
                                     Chairman, President and Chief Executive
                                     Officer


                                  CRADLE, INC.



                                  By: /s/ Thomas H. Pollihan
                                     -------------------------------------------
                                     Thomas H. Pollihan
                                     Senior Vice President, Secretary and
                                     General Counsel

Dated: May 24, 2002.